SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Novatel Wireless Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

66987M109

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66987M109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aether Systems, Inc. 52-2186634

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 449,313

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 449,313

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 449,313

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aether Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 449,313

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 449,313

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 449,313

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David S. Oros Not Applicable (natural person)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,713

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,713

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,713

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Novatel Wireless Inc. (the “Issuer”)
	(b)	Address of Issuer's Principal Executive Offices The address of the Issuer’s principal executive offices is 9360 Town Centre Drive, Suite 110, San Diego, CA 92121

Item 2.
(a)

Name of Person Filing
This statement is filed on behalf of Aether Systems, Inc., its wholly-owned subsidiary, Aether Capital, LLC, and David S. Oros, who serves as the Chairman of the Board and Chief Executive Officer of Aether Systems, Inc.

(b)

Address of Principal Business Office or, if none, Residence
The principal place of business of Aether Systems, Inc., Aether Capital, LLC, and David S. Oros is 11460 Cronridge Drive, Owings Mills, Maryland 21117.

	(c)	Citizenship The citizenship or place of organization of each of the Reporting Persons is set forth on the cover page.
	(d)	Title of Class of Securities The title of the securities is common stock, par value $0.001 per share (the “Common Stock”).
	(e)	CUSIP Number The CUSIP number of the Common Stock is set forth on the cover page.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.		Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned*:
		Aether Systems, Inc. Aether Capital, LLC David S. Oros	449,313 449,313 3,713
*All amounts of shares of Common Stock beneficially owned reflect the 15:1 reverse stock split effective as of October 29, 2002.
	(b)	Percent of class:
		Aether Systems, Inc. Aether Capital, LLC David S. Oros	6.3% 6.3% 0.0%
	(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote
Aether Capital, LLC directly owns 325,015 shares of Common Stock.  Aether Capital, LLC also holds an immediately exercisable option to purchase an additional 46,376 shares of Common Stock at any time prior to June 30, 2005 and an immediately exercisable option to purchase an additional 77,922 shares of Common Stock at any time prior to December 20, 2005.

Aether Systems, Inc., through its ability to control Aether Capital, LLC, has the sole power to vote or direct the vote of 449,313 shares of Common Stock.

David S. Oros directly owns 2,444 shares of Common Stock and warrants to purchase 1,269 shares of Common Stock.  Mr. Oros serves as Chairman of the Board and Chief Executive Officer of Aether Systems, Inc.  Mr. Oros is reporting because he may be considered a part of a group with Aether Capital, LLC and Aether Systems, Inc., the sole member of Aether Capital, LLC.  Mr. Oros disclaims beneficial ownership of Common Stock beneficially owned by Aether Capital, LLC and Aether Systems, Inc.  Aether Capital, LLC and Aether Systems, Inc. disclaim beneficial ownership of Common Stock beneficially owned by Mr. Oros.

		(ii)	Shared power to vote or to direct the vote
		Aether Systems, Inc. Aether Capital, LLC David S. Oros	0 0 0
(iii)

Sole power to dispose or to direct the disposition of
Aether Capital, LLC directly owns 325,015 shares of Common Stock.  Aether Capital, LLC also holds an immediately exercisable option to purchase an additional 46,376 shares of Common Stock at any time prior to June 30, 2005 and an immediately exercisable option to purchase an additional 77,922 shares of Common Stock at any time prior to December 20, 2005.
Aether Systems, Inc., through its ability to control Aether Capital, LLC, has the sole power to vote or direct the vote of 449,313 shares of Common Stock.
David S. Oros directly owns 2,444 shares of Common Stock and warrants to purchase 1,269 shares of Common Stock.  Mr. Oros serves as Chairman of the Board and Chief Executive Officer of Aether Systems, Inc.  Mr. Oros is reporting because he may be considered a part of a group with Aether Capital, LLC and Aether Systems, Inc., the sole member of Aether Capital, LLC.  Mr. Oros disclaims beneficial ownership of Common Stock beneficially owned by Aether Capital, LLC and Aether Systems, Inc.  Aether Capital, LLC and Aether Systems, Inc. disclaim beneficial ownership of Common Stock beneficially owned by Mr. Oros.

		(iv)	Shared power to dispose or to direct the disposition of
		Aether Systems, Inc. Aether Capital, LLC David S. Oros	0 0 0

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Aether Systems, Inc. acquired the 449,313 shares of Common Stock through its wholly-owned subsidiary, Aether Capital, LLC.

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003
Date

Aether Systems, Inc.

/s/ David C. Reymann
Signature
David C. Reymann/Secretary
Name/Title

Aether Capital, LLC
Aether Systems, Inc., sole member

/s/ David C. Reymann
Signature
David C. Reymann/Secretary
Name/Title

/s/ David S. Oros
Signature

David S. Oros
Name/Title

EXHIBIT INDEX

Exhibit No.	Description
99.1	Agreement of Joint Filing